LIMITED LIABILITY COMPANY AGREEMENT
OF
IMPACTX PARTNERS, LLC

This Limited Liability Company Agreement (this "Agreement"), dated as of October 22, 2019, is made by and among ImpactX Partners, LLC d/b/a TRUSTFUND, a Texas limited liability company (the "Company"), and the holders of ownership units of the Company set forth on Schedule I hereto (collectively the "Members").

RECITALS

WHEREAS, ImpactX Partners, Inc. ("ImpactX Corp.") is engaged in the business of digital banking (the "Business");

WHEREAS, Dallas Growth Capital & Funding, LLC, a Texas limited liability company ("DGC&F"), desires to acquire an interest in the Business and ImpactX Corp. desires to retain an interest in the Business;

WHEREAS, to facilitate their joint ownership of the Business and to provide for their respective rights and obligations with respect to their joint ownership of the Business, DGC&F and ImpactX Corp. agreed to form the Company; and

WHEREAS, pursuant to the Contribution Agreement (as defined below) and certain related documents, (i) ImpactX Corp. will contribute the assets used in the conduct of the Business to the Company and (ii) DGC&F will contribute cash to the Company so that immediately after these transactions, the Company will own all of the assets used in the Business and DGC&F and ImpactX Corp. will own all of the ownership interests in the Company.

NOW, THEREFORE, the Agreement of the Company hereby shall read as follows:

ARTICLE I
DEFINITIONS

1.01 <u>Terms Defined</u>. When used in this Agreement, the following terms have the meanings set forth below:

"Adjusted Capital Account" means, with respect to any Member, the balance in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(1) Credit to such Capital Account any amounts that such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(2)   Debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Affiliate" means a Person which is directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Person in question. The term "control," as used in the immediately preceding sentence, means, with respect to an entity that is a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of such corporation and, with respect to a Person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities or otherwise.

"Agreement" has the meaning set forth in the Recitals hereto.

"Capital Account" means a capital account established and maintained by the Company for a Member and adjusted in accordance with Section 3.03 of this Agreement.

"Capital Contribution" means the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the capital of the Company by a Member. The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note (or a Person related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Contribution of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2).

"Cash Flow" means, with respect to any period, all cash revenues and funds received by the Company, plus any net reductions in funded reserves of the Company less all cash expenditures made incident to the normal operation of the Company's business and all amounts set aside for such reserves as the Managers in their sole discretion deem to be reasonably required for the operation of the Company's business.

"Cause" means that the relevant Manager has committed an act constituting a felony, actual fraud, gross negligence, willful misconduct, or breach of fiduciary duty which conduct materially injures the Company or its reputation.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time or any successor statute thereto. Any reference herein to a specific Section or Sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

"Company" has the meaning set forth in the Recitals hereto.

"Company Minimum Gain" has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d) for the phrase "partnership minimum gain."

"Contribution Agreement" means the Contribution Agreement among the Company, DGC&F and ImpactX Corp.

"Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided however, that if the adjusted basis for U.S. federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

"Fair Market Value" means the fair market value of the Units, assuming the sale of the Units in an arms' length transaction, treating the Company as a going concern and disregarding any discount for the illiquidity of the Units or, in the case of a sale of less than all of the Units, for the lack of control of the Company.

"Fiscal Year" means (i) the period commencing upon the formation of the Company and ending on the immediately following December 31, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clause (ii) of this sentence for which the Company is required to allocate Net Profits, Net Losses and other items of Company income, gain, loss, deduction or credit pursuant to Article VI hereof. The Managers shall have the right, subject to complying with the Code and other applicable law, to change the Fiscal Year of the Company.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for United States federal income tax purposes except as follows:

> (1)   The initial Gross Asset Value of any asset contributed by a Member to the Company will be the gross fair market value of the asset as mutually agreed upon by the contributing Member and the Managers;

(2)   The Gross Asset Value of all Company assets will be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account) as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for its Units; (c) the liquidation of the Company within the meaning of Regulations Section 1.704-l(b)(2)(ii)(g); (d) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing or a new Member acting in a "partner capacity," or in anticipation of becoming a "partner" (in each case within the meaning of Regulations Section 1.704-1(b)(2)(iv)(d)); and (e) upon any other event on which it is necessary or appropriate in order to comply with the Regulations under Code Section 704(b);

(3)   The Gross Asset Value of any Company asset distributed to any Member will be adjusted to equal the gross fair market value of the asset (taking Code Section 7701(g) into account) on the date of distribution;

(4)   The Gross Asset Value of Company assets will be increased (or decreased) to reflect any adjustments to the adjusted basis of these assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining the Capital Accounts pursuant to Regulations Section 1.704-l(b)(2)(iv)(m); and

(5)   If the Gross Asset Value of an asset has been determined or adjusted pursuant to (2) or (4) above, such Gross Asset Value will then be adjusted by the Depreciation taken into account with respect to the asset for purposes of computing Net Profits and Net Losses.

"Majority" means (i) in the case of the Managers, more than 50% of the Managers and (ii) in the case of the Units, Units owned by Members representing more than 50% of the Units.

"Managers" means the Managers of the Company as determined pursuant to Section 4.01 hereof.

"Membership Interest" or "Interest" shall mean a Member's ownership interest, which interest shall be represented by the Units, expressed as a percentage in Schedule I, in the Company, including any and all benefits to which the holder of such interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

"Members" means the parties listed on Schedule I hereto, as long as each such party continues as a Member hereunder, and any other party who has pursuant to the terms hereof been admitted as, and continues to be, a Member of the Company and is shown as such in the books and records of the Company.

"Member Minimum Gain" has the meaning set forth in Regulations Section 1.704-2(i)(2) for the phrase "partner nonrecourse debt minimum gain."

"Member Nonrecourse Debt" has the meaning set forth in Regulations Section 1.704-2(b)(4) for the phrase "partner nonrecourse debt."

"Member Nonrecourse Deductions" has the same meaning as the term "partner nonrecourse deductions" in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Net Profits" and "Net Losses" means the Company's net taxable income or loss determined in accordance with Code Section 703(a) and Regulations Section 1.703-1 for each of its Fiscal Years (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss) with the following adjustments:

(1)   Net Profits and Net Losses will be computed as if items of tax-exempt income (under Code Section 705(a)(1)(B)) were included in the computation of taxable income or loss;

(2)   any items specially allocated pursuant to this Agreement shall not be taken into account in computing Net Profits or Net Losses;

(3)   if the Gross Asset Value of any Company property is adjusted in accordance with the provisions of subparagraphs (2) or (3) of the definition of Gross Asset Value or as otherwise required by the Regulations, such adjustment shall be taken into account as gain or loss from the disposition of such property for purposes of computing Net Profits and Net Losses;

(4)   credits or debits to Capital Accounts due to a revaluation of Company assets in accordance with Regulation section 1.704-1(b)(2)(iv)(f), or due to a distribution of noncash assets, will be taken into account as gain or loss from the disposition of such assets for purposes of computing Net Profits and Net Losses;

(5)   any Company expenditures described in Code Section 705(a)(2)(B) for a Fiscal Year or treated as being so described in Regulations Section 1.704-l(b)(2)(iv)(i) and not otherwise taken into

account in this subsection will be subtracted from the taxable income or loss;

(6)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Section 734(b) is required, pursuant to Regulations Section 1.704-(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the property) or loss (if the adjustment decreases such basis) from the disposition of such property and shall be taken into account for purposes of computing Net Profit or Net Loss; and

(7)   in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of "Depreciation".

The amounts of the items of income, gain, loss, or deduction available to be specially allocated pursuant to Section 6.2. shall be determined by applying rules analogous to those set forth in paragraphs (1) through (7) above.

"Nonrecourse Deductions" has the meaning set forth in Regulations Section 1.704-2(b)(1) and 1.704-2(c).

"Nonrecourse Liability" and "Nonrecourse Liabilities" have the meaning set forth in Regulations Sections 1.704-2(b)(3) and 1.752-1(a)(2).

"Percentage Interest" shall mean, with respect to any Member as of any date of determination, the ratio (expressed as a percentage) of the Units held by such Member on such date to the aggregate Units held by all Members on such date. The sum of all Members' Percentage Interests shall at all times equal one hundred percent (100%). Each Member's Percentage Interest shall be set forth on Schedule I and shall be amended from time-to-time to reflect any changes in the Members' Percentage Interests.

"Permitted Transfer" means (i) any Transfer by a Member to an Affiliate of such Member or a trust, partnership or other entity for the benefit of the Member or any of the aforementioned parties, (ii) a Transfer by will or intestate succession or by inter vivos transfer, or (iii) any Transfer required by this Agreement.

"Person" means an individual, partnership, joint venture, corporation, trust, limited liability company, estate or other entity or organization.

"Regulations" means the United States Federal Income Tax Regulations promulgated by the Department of Treasury under the Code, as amended from time to time (including the corresponding provisions of succeeding regulations).

"Revised Partnership Audit Procedures" means the provisions of Subchapter C of Subtitle F, Chapter 63 of the Code, as amended by P.L. 114 74, the Bipartisan Budget Act of 2015 (together with any subsequent amendments thereto, regulations promulgated thereunder, and published administrative interpretations thereof) or any similar procedures established by a state, local, or non-U.S. taxing authority.

"Safe Harbor" means the election described in the Safe Harbor Regulation, pursuant to which the Company and all of its Members may elect to treat the fair market value of any Company interest that is Transferred in connection with the performance of services as being equal to the liquidation value of that Company interest.

"Safe Harbor Election" means the election by the Company and its Members to apply the Safe Harbor, as described in the Safe Harbor Regulation and Internal Revenue Service Notice 2005-43 or any successor authority.

"Safe Harbor Regulations" means Regulation section 1.83-3(l) or any successor authority.

"Super-Majority" means (i) in the case of the Managers, at least two-thirds of the Managers and (ii) in the case of the Units, Units owned by Members representing at least 81.00% of the Units.

"TBOC" means the Texas Business Organizations Code, and any successor statute.

"Transfer" means the sale, transfer, conveyance, assignment, pledge, hypothecation, mortgage or other encumbrance or disposition of all or any part of a Unit, whether voluntary or involuntary or by operation of law.

"Unit" means, on and after the date of this Agreement, a unit of membership interest in the Company that is issued and outstanding, having all of the rights and privileges granted to such unit in this Agreement.

"Unreturned Capital Contributions" shall mean, as to each Member, an amount equal to (a) the sum of the (i) amount of cash and (ii) Gross Asset Value of the assets contributed by the Member to the Company as Capital Contributions less (b) the cumulative and aggregate amount of all distributions (and advances thereof pursuant to Section 6.06) made to such Member pursuant to Section 6.05 and Section 9.02(c).

      1.02   Number and Gender. Whenever the context requires, references in this Agreement to the singular number include the plural, and the plural number includes the singular, and words denoting gender include the masculine, feminine and neuter.

ARTICLE II
MATTERS REGARDING FORMATION, PURPOSE AND STRUCTURE

      2.01   Formation. A certificate of formation of the Company (the "Certificate") was filed with the Secretary of State for the State of Texas on October 2, 2019. Upon the filing of the Certificate, the Company was established as a Texas limited liability company pursuant to the TBOC.

      2.02   Name. The business of the Company shall be conducted under the name "ImpactX Partners," "TRUSTFUND" or such other names reasonably acceptable to the Members as the Managers may designate by ten days written notice delivered to the Members.

      2.03   Registered Office and Agent; Principal Place of Business. The registered office of the Company in the state of Texas shall be located at 10601 Clarence Drive, Frisco, Texas 75033, and its registered agent for service of process at such address shall be Legalinc Corporate Services Inc. The principal place of business of the Company in the state of Texas shall be located at 5830 Granite Pkwy., #100, Plano, Texas. The Managers may change the principal place of business of the Company to any other place upon ten days written notice to the Members.

      2.04   Purposes. The purposes of the Company are to execute, deliver and perform the Contribution Agreement; to own the assets and conduct the Business; to engage in any and all lawful purposes under the TBOC; and to enter into, make and perform all such contracts and other undertakings, and engage in all such activities and transactions, which are necessary or advisable for the carrying out of the foregoing purposes or permitted under the TBOC and applicable law. No Member shall have any authority to take any action on behalf of the Company that is not consistent with the foregoing purposes.

      2.05   Term. The Company shall continue until terminated pursuant to Section 9.01.

ARTICLE III
CAPITAL CONTRIBUTIONS AND ACCOUNTS

      3.01   Membership Interests. As of the date of this Agreement, the Company has one class of Units. Except as specifically set forth in this Agreement, each of the Units shall have equal rights with respect to cash distributions, allocations of Net Profits and Net Losses and distributions in liquidation and equal rights with respect to all matters which may be voted upon by the holders of Units. Each Unit shall be entitled to one vote per Unit in respect of matters presented for the votes of Members.

3.02 <u>Capital Contributions; Issuance of Units</u>. On the date of this Agreement:

(a) DGC&F contributed to the capital of the Company the sum of $100,000 in cash and received in exchange therefor 19,950 Units; and

(b) ImpactX Corp. contributed to the capital of the Company assets used in the Business having an agreed Gross Asset Value of $100,000 and received in exchange therefor 80,050 Units.

3.03 <u>Capital Accounts</u>. The Company shall maintain a separate Capital Account for each Member according to the rules of Regulations Section 1.704-1(b)(2)(iv). In the event the Managers determine based on the advice of counsel or the Company's tax advisors that it is necessary or prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto are computed in order to comply with such Regulations, the Managers are authorized to cause the Company to make such necessary modifications, provided that if any such modification will reduce the amount that any Member would otherwise be entitled to receive under this Agreement, such modification may only be made with the prior written consent of the affected Member.

3.04 <u>Deficit Capital Account Balances</u>. No Member with a deficit balance in its Adjusted Capital Account shall have any obligation to restore such deficit balance, or to make any contribution to the capital of the Company on account thereof, and such negative balance shall not be considered an asset of the Company or of any Member.

3.05 <u>Equity Issuances</u>. Except as provided below, in the event that the Company proposes to issue Units, or rights, options or warrants exercisable to purchase Units, or securities convertible into Units (collectively "Equity Securities"), the following provisions shall apply:

(a) Each time the Company proposes to issue any Equity Securities, the Company shall deliver a notice to each Member stating its intention to issue the Equity Securities and the price and terms upon which it proposes to issue the Equity Securities. Within 10 days after the receipt of such notice, each Member may elect to purchase, on the same terms and conditions as set forth in the notice, up to that portion of the Equity Securities to be issued as is equal to the proportion that the number of Units issued and outstanding and held by the Member on the date of such notice bears to the total number of Units of the Company then issued and outstanding.

(b) If a Member elects to purchase his or its portion of the Equity Securities, he or it shall be required to do so within the later of the date set forth in the Company notice or 10 days after the Member has elected to purchase Equity

Securities. If a Member fails to elect to purchase his or its portion of the Equity Securities within the 10 day period, the Company may proceed to offer the Equity Securities to any third party on terms no more favorable than as set forth in the notice. If the Company fails to complete the sale of Equity Securities on such basis within 120 days of the date of its original notice, the right provided hereunder to the Members shall be deemed to be revived; and the Equity Securities shall not be offered unless first reoffered to the Members in accordance with this provision.

(c) If the proposed sale of Equity Securities is to be made at a price of less than the Floor Price, DGC&F may elect not to purchase its portion of the Equity Securities and to receive from the Company additional Units, without the payment of additional consideration therefor, such that its ownership of Units is increased by multiplying the existing number of Units owned by DGC&F by the following fraction:

$$\frac{OPF}{OBF + (AC/FP)}$$

where:

OPF=   the number of Units outstanding on a fully diluted basis after giving pro forma effect to the proposed issuance of Units

OBF=   the number of Units outstanding on a fully diluted basis before the proposed issuance of Units

AC=   the aggregate dollar consideration to be paid to the Company in connection with the proposed issuance of Units

FP=   the Floor Price then in effect.

The "Floor Price" is currently $5.01 per Unit (computed by dividing DGC&F's Capital Contribution of $100,000 by the 19,950 Units received by it in consideration therefor). Upon any issuance of additional Units to DGC&F in connection with this subsection, the Floor Price will be recomputed after giving effect to such issuance.

(d) The rights set forth in this Section 3.05 shall not be applicable to (i) the offer and sale of Units to be issued in connection with a bona fide underwritten public offering, (ii) the issuance of Units in connection with a split or combination, (iii) issuances of Units in connection with a business acquisition or similar transaction in which the consideration therefor is other than money or (iv) issuances of Units to employees, managers, consultants, contractors or other persons or entities providing services to the Company as consideration or compensation for such services, provided that such persons or entities are not an Affiliate of a Member immediately prior to the time of issuance.

3.06   Other Matters Relating to Capital Contributions and Ownership.

(a)   Any Member may loan the Company funds upon such terms and conditions and upon such reasonable interest rates as may be agreed to by the lending Member and the Managers. However, no Member shall be obligated to lend any funds to the Company. Loans by a Member to the Company shall not be considered contributions to the capital of the Company. The Company shall execute a note payable to the Member advancing a loan to the Company reflecting the terms and conditions of the loan. The interest and expense of such a loan shall be paid and charged as an expense of the Company's business.

(b)   No Member shall be required to make contributions to the capital of the Company except for the contributions reflected in Section 3.02.

(c)   No Member shall be entitled to withdraw, or to obtain a return of, any part of its Capital Contribution to the Company, and no Member shall be liable to any other Member for a return of its Capital Contribution to the Company, except as provided in this Agreement.

(d)   No Member shall be entitled to priority over any other Member, either with respect to a return of its Capital Contribution to the Company, or to allocations of taxable income, gains, losses or credits, or to distributions, except as provided in this Agreement.

(e)   No interest shall be paid on any Member's Capital Contribution.

(f)   Except as otherwise provided in this Agreement, the Company shall not issue, redeem or repurchase any Units or other interests or securities of the Company.

(g)   Attached to this Agreement as Schedule I is a list of all of the Members of the Company and the Percentage Interest owned by each Member. The Managers shall revise Schedule I from time to time as appropriate to reflect the addition of new Members, the withdrawal of Members, the issuance of Units and the transfer of Units made in accordance with this Agreement.

ARTICLE IV
MANAGERS AND OFFICERS

4.01   Designation of the Managers.

(a)   The Company shall have no more than 3 Managers. The Managers shall comprise the Board of Managers (the "Board").

(b)   DGC&F shall be entitled to designate 1 of the Managers (such Manager, the "DGC&F Manager") and ImpactX Corp. shall be entitled to designate 2 of the Managers.

(c)   A Manager designated by a Member may be removed from his position as Manager only (i) for Cause, by the vote of Members holding a Majority of the Units or (ii) with the prior written consent of such Member. Upon the occurrence of such removal, the affected Member shall be entitled to designate another Manager, which designation shall be effective upon written notice to the Company.

(d)   The Managers shall be responsible for the operation and management of the business of the Company and for the implementation of all acts and actions of the Company, and, except as otherwise expressly provided in this Agreement, the Managers shall perform such duties and shall possess all rights and powers generally conferred by applicable law or necessary, advisable or consistent in connection therewith. Without limiting the immediately preceding sentence, subject to Section 11.01 hereof, and unless the context otherwise requires or if this Agreement otherwise requires, any action contemplated under this Agreement to be taken by the Managers shall be deemed the action thereof if taken by a Majority of the Managers; provided, however, that in the event that a Manager is directly or indirectly the subject of any action to be taken by the Managers, then such action shall be taken by a Majority of the disinterested Managers of the Company.

4.02   General Authority of the Managers. In no event shall any third party dealing with the Managers with respect to any business of the Company be obligated to ascertain that the terms of this Agreement have been complied with, or be obligated to inquire into the necessity or expedience of any act or action of the Managers or their authorized representatives. Every contract, agreement or other instrument or document executed by the Managers or their representatives on behalf of the Company (or any one of them) shall be conclusive evidence in favor of every Person relying thereon or claiming thereunder that (i) at the time of execution and/or delivery thereof, this Agreement were in full force and effect, (ii) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Company, and (iii) the Manager or representative was duly authorized and empowered to execute and deliver any and every such instrument and document for and on behalf of the Company.

4.03   Compensation.   The Managers shall not be entitled to receive any compensation from the Company solely for serving as a Manager. The Managers shall be reimbursed for actual expenditures reasonably incurred in administration of the Company's business.

4.04   Liability. Each Manager shall perform his/her duties under this Agreement in good faith, with ordinary prudence and in a manner reasonable under the circumstances in light of its duties to the Company and the holders of Units. Each Manager may rely and shall be protected in acting or refraining from acting upon any document believed by him or her to be genuine and to have been signed or presented by the proper party or parties. Notwithstanding the foregoing, a Manager shall not be liable for the debts, obligations or liabilities of the Company including under a judgment, decree or order of a court. A Manager shall not be personally liable to the Company or any of its Members for any monetary damages for any act or omission in his/her capacity as a Manager except to the extent otherwise expressly provided by a statute of the State of Texas.

4.05   Officers. The Managers may, in their discretion, appoint executive officers. The officers of the Company shall be elected by a Majority of the Managers. An officer of the Company may also be a Manager. The Managers may choose a Chairman of the Board, Chief Executive Officer, President, Executive Vice President, one or more Vice Presidents, a Secretary, a Treasurer and one or more Assistant Secretaries and Assistant Treasurers. Any two or more offices may be held by the same person.

(a)   Subject to the direction and control of the Managers and the Chairman of the Board, the Chief Executive Officer shall be the principal executive officer of the Company and shall in general supervise and control all of the business and affairs of the Company. In the absence of the Chairman of the Board, the Chief Executive Officer shall, when present, preside at all meetings of the Members; may sign any deeds, mortgages, bonds, contracts or other instruments except those which shall be required by law, by this Agreement or by the Managers to be otherwise signed or executed; and in general shall perform all duties as may be prescribed by the Managers from time to time.

(b)   The President shall have such powers and duties as the Managers or the Chief Executive Officer may prescribe or delegate to the President. If there shall be no Chief Executive Officer appointed, then the President shall be the Chief Executive Officer and shall have all the powers and duties of the Chief Executive Officer.

(c)   Each Executive Vice President and each Vice President shall have such powers and duties as the Managers, the President, or the Chief Executive Officer may prescribe or delegate to such Executive Vice President or Vice President.

(d)   The Secretary shall: (i) prepare and keep the minutes of the Managers' and the Members' meetings in one or more books provided for that purpose; (ii) see that all notices are duly given in accordance with the provisions of this Agreement or as required by law; (iii) be custodian of the Company records; (iv) keep a register of the post office address of each member; (v) have general charge of the membership books of the Company; (vi) authenticate records of the Company; and (vii) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned to the Secretary by the Chief Executive Officer or by the Managers.

(e)   The Treasurer shall: (i) have charge and custody of and be responsible for funds and securities of the Company; receive and give receipts for monies due and payable to the Company from any source whatsoever, and deposit all such monies in the name of the Company in such banks, trust companies or other depositories of the Company; and (ii) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time shall be assigned to the Treasurer by the Chief Executive Officer or by the Managers.

(f)   The compensation of all officers and agents of the Company shall be fixed by a Majority of the Managers, subject to the provisions of any employment agreements binding upon the Company.

(g)   Subject to any employment agreements binding upon the Company (i) each officer of the Company shall hold office until his/her successor is chosen and qualified in his/her stead or until his/her death, resignation or removal from office; and (ii) any officer elected or appointed by the Managers may be removed either for or without cause by a Majority of the Managers, but such removal shall be without prejudice to the contract rights, if any, of the individual so removed. If the office of any officer becomes vacant for any reason, the vacancy may be filled by a Majority of the Managers.

ARTICLE V
MEMBERS

5.01   Liability. Except as otherwise provided in the TBOC or by other applicable law, no Member shall be bound by, or personally liable for, obligations or liabilities of the Company and no Member shall be required to contribute any capital to the Company in excess of its contributions made pursuant to Section 3.02.

5.02   Management. Other than designating Managers for such functions, no Member (solely in its capacity as a Member) shall participate in the operation or management of the business of the Company or transact any business for or in the name of the Company, nor shall any Member have any right or power to sign for or bind the Company in any manner. The right of a Member to consent to and approve of certain matters under the provisions of this Agreement shall not be deemed a participation in the operation and management of the business of the Company, or the exercise of control over the Company's affairs.

5.03   Meetings. The Company shall not be required to have any meetings of its Members except as otherwise provided in the TBOC.

5.04   Notice of Meeting. If the Managers determine at any time that a meeting of the Members is required or advisable under the TBOC, written or printed notice stating the place, day and hour of such meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than 30 days before the date of the meeting, either personally, by fax or by mail, by or at the direction of the Person calling the meeting, to each Member entitled to vote at the meeting.

5.05   Quorum. At each meeting of the Members the holders of a Majority of the Units issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be required and shall constitute a quorum of the Members for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the Members, the Members entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

5.06   Voting by Members. At any meeting of Members at which a quorum is present, with respect to any matter other than a matter for which the affirmative vote of the holders of a specified portion of the Units entitled to vote is required by the TBOC, the affirmative vote of the holders of a Super-Majority of Units shall be the act of the Members, unless otherwise provided in the Certificate or this Agreement.

5.07   Telephone Meetings. Subject to applicable notice provisions and unless otherwise restricted by the Certificate, Members may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all individuals participating in the meeting can hear each other, and participation in such meeting shall constitute presence in person at such meeting.

5.08   Voting Procedure. At any meeting of the Members or in connection with any action taken without a meeting in accordance with this Agreement, every Member having the right to vote shall be entitled to vote in person, by proxy appointed by an instrument in writing subscribed by such Member, or by its duly authorized attorney-in-fact, as the case may be. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Such proxy shall be filed with the Secretary of the Company, if any, or, if there is no Secretary, the Managers, prior to or at the time of the meeting.

ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS

6.01   Allocation of Net Profits and Net Losses. Except as provided in Section 6.02 below, Net Profits and Net Losses shall be allocated each Fiscal Year to the Members in such manner that the Capital Account balance of each Member shall, to the greatest extent possible, be equal to the amount, positive or negative, that would be distributed to such Member (in the case of a positive amount) or for which such Member would be liable to the Company under this Agreement (in the case of a negative amount), if (a) the Company were to sell the assets of the Company for their Gross Asset Values, (b) all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Values of the assets securing such liability), (c) the Company were to distribute the proceeds of sale pursuant to Section 6.05, and (d) the Company were to dissolve pursuant to Article IX, minus such Member's share of Company Minimum Gain or Member Minimum Gain, computed immediately prior to the hypothetical sale of assets.

6.02   Special Allocations. At the end of each Fiscal Year, the following special allocations shall be made in the following order of priority, unless otherwise provided:

(a)   Minimum Gain Chargeback. In the event there is a net decrease in Company Minimum Gain during any Fiscal Year, the "minimum gain chargeback" described in Regulations Section 1.704-2(f) and Regulations Section 1.704-2(g) shall apply.

(b)   Member Minimum Gain Chargeback. In the event there is a net decrease in Member Minimum Gain during any Fiscal Year, the "partner minimum gain chargeback" described in Regulations Section 1.704-2(i)(4) shall apply.

(c)   Qualified Income Offset. This Section 6.02(c) incorporates the "qualified income offset" set forth in Regulations Section 1.704-1(b)(2)(ii)(d) as if those provisions were fully set forth in this Section 6.02(c). For any given Fiscal Year, an allocation pursuant to this Section 6.02(c) shall be made only if and to the extent that a Member would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in Section 6.01 and 6.02 for such Fiscal Year have been tentatively made as if this Section 6.02(c) were not in this Agreement.

(d)   Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be to the Members in proportion to their respective Percentage Interests.

(e)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(f) <u>Code Section 754 Adjustment</u>. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required pursuant to Regulations Sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of its Units, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company (in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies) or to the Members to whom such distribution was made (in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies).

6.03   <u>Other Allocation Rules</u>

(a)   Net Profits, Net Losses and any other items of income, gain, loss or deduction shall be allocated to the Members pursuant to this Section 6.03(a) as of the last day of each Fiscal Year; provided that Net Profits, Net Losses and such other items shall also be allocated at such times as the Gross Asset Values of Company property are adjusted pursuant to subparagraph (2) of the definition of Gross Asset Value.

(b)   Each item of Company income, gain, loss, deduction and credit as determined for United States federal income tax purposes shall be allocated among the Members in the same manner as such items are allocated for book purposes in accordance with the provisions of this Section 6.03(b).

(c)   The Members are aware of the United States federal income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their shares of income and loss for United States federal income tax purposes.

(d)   For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Managers using any permissible method under Code Section 706 and the Regulations thereunder.

(e)   All of the Company's "excess nonrecourse liabilities" within the meaning of Regulations Section 1.752-3(a)(3) shall be allocated among the Members in proportion to their respective Percentage Interests.

6.04   <u>Code Section 704(c)</u>. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for United States federal income tax purposes and its initial Gross Asset Value using the method selected by the Managers, provided, however, that allocations made pursuant to Code Section 704(c) relating to the assets contributed or deemed contributed by ImpactX Corp. shall be made in accordance with the "traditional method" set forth in Regulations Section 1.704-3(b).

6.05 <u>Distributions of Cash Flow</u>. Except as provided in Sections 6.06 and 9.02(c), the Managers shall cause the Company to distribute Cash Flow to the Members at the times and in the amounts determined by the Managers in their sole discretion in the following order of priority:

(a) First, to DGC&F in accordance with its Unreturned Capital Contributions, if any (as determined immediately prior to the time when distributions are made), until DGC&F receives an amount equal to its Unreturned Capital Contributions, if any (as determined immediately prior to the time when distributions are made);

(b) Next, to ImpactX Corp. in accordance with its Unreturned Capital Contributions, if any (as determined immediately prior to the time when distributions are made), until ImpactX Corp. receives an amount equal to its Unreturned Capital Contributions, if any (as determined immediately prior to the time when distributions are made); and

(b) Thereafter, to the Members in proportion to their Percentage Interests.

6.06 <u>Tax Distributions</u>. Notwithstanding anything in Section 6.05, from time to time, but no less frequently than once per Fiscal Year, the Managers will use their best efforts to cause the Company to distribute Cash Flow (if any) to each Member (or withhold and deposit with the appropriate tax authority) ("Tax Distributions") solely for the purpose of permitting each Member to pay its U.S. federal and state income tax that such Member may be obligated to pay solely as a result of being a Member in the Company and receiving an allocation of Net Profits, income or gain pursuant to this Article VI ("Tax Liability"*)*. Except as provided below, Tax Distributions shall be an amount equal to the excess, if any, of (i) the amount reasonably estimated by the Managers for the purposes of this Section 6.06 to fully pay each Member's Tax Liability for the period for which Tax Distributions are being made (the "Applicable Period"), over (ii) the amount of distributions made to the Member pursuant to Section 6.05 for the Applicable Period, if any. For purposes of making this estimate, the Managers may assume that each Member will pay taxes for the Applicable Period at the maximum marginal applicable federal and state income tax rates that are applicable to individuals taking account of any differences in rates applicable to ordinary income and capital gains and any allowable deductions in respect of such state and local taxes in computing a Member's liability for federal income tax. If the Managers determine that there is not sufficient Cash Flow available to make distributions equal in amount to each Member's Tax Liability for any Applicable Period, the available Cash Flow, if any, shall be distributed to the Members in accordance with their Percentage Interests. Tax Distributions shall be considered to be advance distributions of amounts distributable to each Member pursuant to Section 6.05. The Managers and the Company shall not have any liability or responsibility (except with respect to fraud and willful misconduct) for the accuracy of any estimate or any Member's failure to timely pay its taxes when due.

6.07 <u>Withholding</u>. If the Company is required by law to pay any tax that is specifically attributable to a Member (or the status of a Member), including, without limitation, federal or state withholding taxes, state personal property taxes, and state unincorporated business taxes, then such Member shall indemnify and reimburse the Company for the amount of such tax (including, without limitation, any interest or penalties). The Company may offset distributions to any Member that it is otherwise entitled to receive under this Agreement against such Member's obligation and to the extent of such distributions are offset such amounts shall be treated as distributed to the Member for all purposes of this Agreement. A Member's obligation to indemnify and reimburse the Company under this provision shall survive the Member selling or otherwise disposing of its interest in the Company and the termination, dissolution, liquidation, or winding up of the Company.

6.08 <u>Payment of Costs and Expenses</u>. The Company shall be responsible for paying all costs and expenses of forming and continuing the Company, and conducting the business of the Company, including, without limitation, costs of utilities, costs of furniture, fixtures, equipment and supplies, insurance premiums, property taxes, advertising expenses, accounting costs, legal expenses and office supplies.

ARTICLE VII
FISCAL AND TAX MATTERS

7.01 <u>Books and Records</u>. The Managers shall cause the Company to keep those records and documents required to be maintained by the TBOC and other books and records deemed by the Managers to be appropriate with respect to the Company's business. The Managers shall cause the Company to keep full and accurate books and records of all of its transactions in accordance with accepted accounting principles, consistently applied. All of such books and records shall, at all times, be maintained at the principal place of business of the Company and the Members shall have the right to inspect and copy any of them, at their own expense, during normal business hours.

7.02 <u>Tax Returns</u>. The Company shall cause to be prepared and delivered to the Members all federal and any required state and local income tax returns for the Company for the preceding fiscal year. In the event of an audit of the Company's income tax returns, the Company shall retain attorneys, accountants and/or other professionals to participate in such audit in order to contest assertions by the auditing agent that may be materially adverse to the Members. The Company shall furnish to the Members by January 15 of each year a reasonable estimate of federal income tax information for the preceding year, and will furnish no later than March 15 of each year an IRS Schedule 1065(K-1) for the preceding year with such additional information as may be required by the Member in order to file such Member's tax returns with respect to the Company's operations.

7.03   Bank Accounts. The Company shall open and maintain a special bank account or accounts in a bank or savings and loan association, the deposits of which are insured, subject to applicable insurance limitations, by an agency of the United States government, in which shall be deposited all funds of the Company. There shall be no commingling of the property and assets of the Company with the property and assets of any other Person.

7.04   Tax Elections. Except as set forth below and as otherwise provided herein, the Managers shall be entitled, but shall have no obligation, to make any (or all) of the U.S. federal, state and/or local tax elections that may be available to the Company in their sole discretion based upon their good faith judgment. Notwithstanding the preceding sentence, the Managers shall timely file an election, or cause an election to be timely filed, under Code Section 6231(a)(1)(B)(ii) to have the TEFRA audit provisions of subchapter C of chapter 23 of the Code apply to the Company.

7.05   Examination. A Member, on written request stating the purpose, may examine and copy, in person or by the Member's representative, at any reasonable time, for any proper purpose, and at the Member's expense, records required to be kept under the TBOC and other information regarding the business, affairs, and financial condition of the Company as is just and reasonable for the person to examine and copy.

7.06   Tax Matters Representative.

(a)   Frank Santoni is hereby designated as (i) the "tax matters partner" of the Company within the meaning of Section 6231(a)(7) of the Code and shall have all the rights and responsibilities of that position described in Sections 6222 through 6232 of the Code, as in effect prior to their repeal by the Revised Partnership Audit Procedures, and (ii) the "partnership representative" for purposes of Section 6223 and Section 6231 of the Code, as amended by the Revised Partnership Audit Procedures (the designated roles in clauses (i) and (ii) above shall collectively be referred to herein as the "Tax Matters Representative"). The Tax Matters Representative shall serve in corresponding roles with respect to all state, local and non-U.S. tax matters as those set forth in this Section 7.06 for U.S. federal income tax matters. The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's tax affairs by governmental authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Members agree to cooperate with the Tax Matters Representative and to do or refrain from doing any or all things requested by the Tax Matters Representative (including, but not limited to, timely providing information requested by the Tax Matters Representative) to conduct such proceedings and as a result of such proceedings. In addition, each Member agrees that: (i) he or she will not file a statement under section 6224(c)(3)(B) of the Code prohibiting the Tax Matters Representative from entering into a settlement on his or her behalf with respect to Company items; (ii) he or she will not form or become a member of a group of Members having a 5% or greater interest in the profits of the Company under section 6223(b)(2) of the Code; and (iii) the Tax Matters Representative is authorized to file a copy of this Agreement with the Service pursuant to section 6224(b) of the Code if necessary to perfect the Member's waiver of rights hereunder.

(b)   Subject to the limitations set forth in this Agreement, the Tax Matters Representative is authorized to:

(i)   enter into a settlement agreement with the Service with respect to any tax audit or judicial review, in which agreement the Tax Matters Representative may expressly state that the agreement will bind all Members;

(ii)   file a petition for judicial review of a final administrative adjustment pursuant to section 6226 of the Code;

(iii)   intervene in any action brought by any other Member for judicial review of a final administrative adjustment;

(iv)   file a request for an administrative adjustment with the Service at any time and, if any part of the request is not allowed by the Service, to file a petition for judicial review with respect to the request; and

(v)   take any other action on behalf of the Members or the Company in connection with his or her duties as Tax Matters Representative and any administrative or judicial tax proceeding to the extent permitted by applicable law or regulations.

ARTICLE VIII
CERTAIN TRANSFERS

8.01   <u>Transfers Generally</u>. Any Transfer of a Unit, other than a Permitted Transfer, shall be made in compliance with the provisions of Sections 8.02 or 8.03 or shall be null and void and without force or effect. A Member may make a Permitted Transfer without the consent of the other Members. A Permitted Transfer shall not relieve the transferor from any of its obligations under this Agreement. In the case of an inter vivos Transfer, the Company may require the transferee to deliver to the other Members an irrevocable power of attorney appointing the Member transferring such Membership Interest as the attorney-in fact for said transferee with full power and authority to deal in any way with such Membership Interest.

8.02   Right of First Refusal.

(a)   A Member (the "Selling Member") shall, prior to any sale by such Member to a third party that is not a Permitted Transferee (a "Third Party Sale") of any Units owned by such Selling Member, provide a written notice whereby such Member shall offer (the "Offer") to the other Member(s) (the "Non-selling Members") the right, for a period of 60 days from the date of such notice, to purchase all of such Units in such Third Party Sale for an amount equal to the price or other consideration for which such Units are to be sold. A "Permitted Transferee" shall be any other Member or any Affiliate of the Selling Member.

(b)   The Selling Member shall provide written notice of the Offer to the Company and the Non-selling Members at the same time, which notice shall set forth (i) the Units proposed to be sold, (ii) the number, price and payment and all other closing terms and (iii) the name of the purchaser. Within 20 days after receipt of the Offer, the Non-selling Members and/or (to the extent the Non-selling Members do not purchase all such Units) the Company may indicate its interest in purchasing up to the number of Units subject to the Offer by written notice thereof given to the Selling Member. If the Non-selling Members and the Company, in the aggregate, propose to purchase the number of or more than the full number of Units offered by the Selling Member, then (i) the first allocation of such Units shall be made to the Non-selling Members with respect to the full number of Units it has proposed to purchase, as set forth in its notice to the Company (if there is more than one Non-selling Member desiring to purchase such Units, they each shall be entitled to acquire up to their pro rata portion of such Units, based upon their proportional holdings of Units, relative to any other participating Members), and then (ii) to the extent that such amount does not exhaust the number of Units to be purchased, any remaining Units shall be allocated to the Company. Within 60 days after the receipt of the Offer, the Selling Member shall promptly sell and the Non-selling Members and the Company (to the extent the Non-selling Members do not purchase all such Units) shall promptly buy, upon the terms specified, the number of Units agreed to be purchased by the Non-selling Members and the Company, as applicable.

(c)   If the Non-selling Members and the Company do not purchase Units pursuant to Section 8.02(b) above within the 60 day period referenced therein, the Selling Member may at any time during the 60 day period thereafter, sell to the third party or parties set forth in its notice of the Third Party Sale the number of such Units proposed to be sold, at a price and on payment terms no less favorable to the Selling Member than those specified in such notice. However, if such Third Party Sale is not consummated within such 60 day period, the Selling Member shall not sell any Units not purchased within such period without again complying with this Section 8.02.

8.03   Right of Co-Sale. In the event that any Selling Member gives notice pursuant to Section 8.02 in respect of a sale (a "Section 8.03 Sale") of more than 10% of the outstanding Units (such Selling Member being referred to herein as a "Restricted Member") to one or more third parties (the "Section 8.03 Offeror"), the Non-selling Members (in lieu of exercising their rights under Section 8.02 above) shall have the right (exercisable upon written notice to the Restricted Member within 20 days after receipt of notice of the Section 8.03 Sale) to participate in the Section 8.03 Sale on the same terms and conditions as set forth therein. Each of the Members shall be entitled to sell to the Section 8.03 Offeror pursuant to the Section 8.03 Sale its proportionate percentage of the aggregate amount of Units (as applicable, based on each Member's ownership of such class of Units as a percentage of all of the outstanding Units of such class) to which the Section 8.03 Sale relates. The right of each Member to provide notice that it intends to participate in the Section 8.03 Sale shall expire 20 days after the date the Section 8.03 Sale has been received by such Member and upon the expiration of such right, the Restricted Member may sell to the Section 8.03 Offeror that portion of the Units not sold by the applicable Member; provided, that such sale is made in accordance with the terms set forth in the notice of the Section 8.03 Sale; and provided further, that such sale is made within 90 days after delivery of the notice of the Section 8.03 Sale by such Restricted Member. The Members agree that the price payable to each Member pursuant to this Section 8.03 shall be determined by calculating the aggregate purchase price payable by a purchaser and then determining what each other Partner would receive in an asset sale (or partial asset sale) at that price (adjusted for any liabilities that would be assumed in such asset sale), followed by a distribution of the sale proceeds under Section 6.05 as such proceeds were a distribution of Cash Flow).

8.04   Transferees. Any transferee to whom any Units may be transferred pursuant to this Agreement shall take such Units subject to all of the terms and conditions of this Agreement applicable to the transferor and shall not be considered to have title thereto until said transferee shall have accepted and assumed the terms and conditions of this Agreement as aforesaid by a written agreement to that effect delivered to the Company, at which time such transferee shall be admitted as a substitute Member and shall succeed to all rights and obligations of its transferor except as such rights may be otherwise limited by other provisions of this Agreement. The transferee of any Unit shall reimburse the Company for all costs incurred by the Company resulting from such Transfer.

ARTICLE IX
DISSOLUTION

9.01   Dissolution.

(a)   It is the intention of the Members that the business of the Company be continued by the Members, or those Members remaining, pursuant to the provisions of this Agreement, notwithstanding the occurrence of any event which would result in a statutory dissolution of the Company pursuant to the laws of the

State of Texas, and no Member shall be released or relieved of any duty or obligation hereunder by reason thereof; provided, however, that the business of the Company shall be terminated, its affairs wound-up and its property and assets distributed in liquidation on the earlier to occur of:

      (i)   written consent by, the holders of a Super-Majority of the outstanding Units that the Company should be dissolved; or

      (ii)   the entry of a decree of judicial dissolution.

    (b)   Upon the occurrence of any event set forth in paragraph (ii) of Section 9.01(a), the business of the Company shall be continued pursuant to the provisions of this Agreement if, within a period of 90 days from the date of such occurrence, there is at least one remaining Member, and each remaining Member elects in writing that it be so continued.

    9.02   Wind-Up of Affairs. As expeditiously as possible following the occurrence of an event set forth in Section 9.01(a) giving rise to a liquidation of the Company, except as otherwise specified herein, the Managers shall wind-up the affairs of the Company, distribute Company cash, assets which constitute securities to the Members and/or the proceeds from the sale for cash at the highest price reasonably obtainable of any remaining property in the following order of priority:

    (a)   first, to the payment of debts and liabilities of the Company;

    (b)   second, to set up any reserves that the Managers deem reasonably necessary for contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the business of the Company; and

    (c)   third, the remainder, if any, shall be distributed in accordance with Section 6.05 as if it were a distribution of Cash Flow.

    9.03   No Dissolution. Notwithstanding any other provision of this Article IX, in the event the Company is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) but no liquidating event described in Section 9.01 has occurred, the Company property shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up.

ARTICLE X
INDEMNIFICATION

    10.01   Right to Indemnification. The Company, to the fullest extent permitted by law, shall indemnify and hold harmless the Managers, the officers, the Members and all the representatives of the Managers, the Members and their respective Affiliates (individually an "Indemnitee") from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which an Indemnitee may be involved, or threatened to be involved, as a party or otherwise, arising out of the business of the Company (regardless of whether an Indemnitee remains in the capacity for which such Indemnitee is entitled to indemnification at the time any such liability or expense is paid or incurred) if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in the interests of the Company and the conduct was not unlawful and/or did not constitute intentional misconduct, gross negligence or fraud. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified above. Any indemnification hereunder shall be satisfied solely out of the assets of the Company (or from insurance permitted to be obtained by the Company) and no Member shall be subject to any personal liability by reason of these indemnification provisions.

10.02 Expenses. Expenses (including reasonable legal fees and expenses and court costs) incurred in defending any proceeding specified in Section 10.01 shall be paid by the Company in advance of the final disposition of such proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined, by a court of competent jurisdiction, that the Indemnitee is not entitled to be indemnified by the Company hereunder.

10.03 Non-exclusivity. The indemnification provided by this Agreement shall be in addition to any other rights to which each Indemnitee may be entitled under the Certificate, any agreement, as a matter of law or otherwise, and shall inure to the benefit of the heirs, successors, assigns, administrators and personal representatives of such Indemnitee.

ARTICLE XI
VOTING

11.01 Approvals. The Members acknowledge that the Chief Executive Officer, the President and the other officers of the Company shall be responsible for the day-to-day operation of the Business of the Company. The Members further acknowledge that the Company will not, either directly or indirectly, without the approval of the DGC&F Manager, do any of the following (unless in connection with a financing, merger or sale transaction which is at a pre-money valuation for the Company of at least $2,000,000 (a "Qualified Transaction"), in which case the approval of the DGC&F Manager shall not be required):

(a)   amend, alter, modify or repeal any provision of the Company's Certificate of Formation or this Agreement;

(b)   issue any additional Units in the Company or any other equity interest (or instrument convertible into equity), or any rights, warrants, or options in respect thereof, except as otherwise provided herein;

(c)   pay or declare any type of dividend or distribution of cash, stock, property or assets on securities of the Company;

(d)   effect any sale, liquidation, bankruptcy, winding up, merger, recapitalization or reorganization of the Company, or any other transaction in which control of the Company is transferred or any lease, assignment, transfer or other conveyance of a material portion of the assets or operations or the revenue or income-generating capacity of the Company;

(e)   effect any transaction to sell, lease, exchange or otherwise dispose of (other than by way of pledge, mortgage, deed or trust, or trust indenture) all or substantially all of the Company's property and assets (with or without goodwill);

(f)   effect the dissolution or termination of the Company;

(g)   redeem, retire or repurchase, directly or indirectly, any equity or options of the Company;

(h)   engage in any business other than the business being conducted by the Company on the date of this Agreement or any business that is similar, reasonably related, incidental, complementary or ancillary to the foregoing or is an extension or development thereof;

(i)   acquire any debt or equity interest in any entity; or

(j)   adopt any annual budget for the Company, including any annual capital expenditure budget for the Company.

The Members further acknowledge that the Company will not, either directly or indirectly, without the approval of at least a Majority of the Board, including the DGC&F Manager, do any of the following (unless in connection with a Qualified Transaction, in which case the approval of the DGC&F Manager shall not be required):

(a)   change the salary paid or payable to any senior level employee of the Company, change the bonus arrangement or formula for any senior level employee of the Company, approve any discretionary bonus for any senior level employee of the Company, or effect a material change in the employee benefit package of any senior level employee of the Company ("senior level employee" means an employee of the Company that receives aggregate compensation of $100,000 or more per year); or

26

(b) enter into any agreement or transaction with any officer, manager, member, employee or affiliate of the Company or, other than ordinary and usual compensation arrangements, enter into any transaction, including, without limitation, any loans or extensions of credit, with any employee of the Company, enter into any transaction on terms less favorable to the Company than the Company would be able to obtain in a transaction with a person or entity unaffiliated with the Company, or any member of their respective families or any corporation or other entity directly or indirectly controlled by them.

ARTICLE XII
MISCELLANEOUS

12.01 <u>Amendments</u>. This Agreement may be amended only upon a written instrument signed by Members owning at least a Super-Majority of the outstanding Units; provided, however, that no such amendment which adversely affects (i) the voting or liquidation rights of any Units, (ii) the interest of any Member in profits or losses or distributions of Cash Flow, (iii) the designation of the Managers of the Company or (iv) Sections 3.05, 3.06, Article VIII, Article X, Article XI or this Section 12.01 shall become effective without the consent of such Member; provided further, however, that no such consent shall be required if such amendment does not disproportionately or unfairly affect any single Member in respect of other Members holding the same class of Units. Notwithstanding the foregoing, the Board, without the consent of any Member, may amend any provision of this Agreement, and may execute, acknowledge, deliver, file and record such document(s) as may be required to reflect: (a) a change in the name of the Company or the location of the principal place of business or registered office or agent of the Company; (b) admission, or substitution of Members in accordance with this Agreement; (c) a change that the Board determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company or company in which the Members have limited liability under the laws of any state, or to ensure that the Company will not be treated as an association taxable as a corporation for federal income tax purposes; (d) a change that is required or contemplated by this Agreement; (e) a non-substantive change to correct a scrivener's error; (f) a change that is for the benefit of the Members which does not adversely or disproportionately affect the Members in any material respect or (g) a change to the number or composition of the Board in connection with a Qualified Transaction.

12.02 <u>Partition</u>. No Member shall be entitled as a matter of law to a partition of any other assets of the Company, notwithstanding any provision of law to the contrary.

12.03 <u>Notices</u>. Any notice, consent, demand, request, approval or other communication to be given hereunder by any party to another shall be deemed to have been duly given if given in writing and personally delivered or sent by overnight delivery service, facsimile transmission, or United States mail, registered or certified, postage prepaid, with return receipt requested, to (i) in the case of a Member, to the address provided by such Member to the Company or (ii) in the case of the Company, to the executive office of the Company. Notice so given shall, in the case of notice so given by mail, be deemed to be given and received on the third calendar day after posting, in the case of notice so given by overnight delivery service, on the date of actual delivery and, in the case of notice so given by facsimile transmission or personal delivery, on the date of actual transmission or, as the case may be, personal delivery.

12.04 Provisions Severable. Every provision of this Agreement is intended to be severable and, if any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

12.05 Counterparts. This Agreement, and any amendments hereto, may be executed in counterparts, each of which shall be deemed an original, and such counterparts shall constitute but one and the same instrument.

12.06 Successors and Assigns. This Agreement and any amendments hereto shall be binding upon and, to the extent expressly permitted by the provisions hereof, shall inure to the benefit of the Members and their respective heirs, legal representatives, successors and assigns.

12.07 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to the principles of conflicts of law.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Limited Liability Company Agreement has been executed by the Company and the Members as of October 22, 2019.

IMPACTX PARTNERS, LLC

DocuSigned by:

By: Nathan Pinto

5C3BDD63C7B34B6...

Nathan Pinto, Manager

DALLAS GROWTH CAPITAL & FUNDING LLC

DocuSigned by:

By: Brad Woy

E856908F169440B...

Brad Woy, President

IMPACTX PARTNERS, INC.

DocuSigned by:

By: Nathan Pinto

5C3BDD63C7B34B6...

Nathan Pinto, Manager

Schedule I

__ImpactX Partners, LLC__

A.   Members; Capital Contributions; Units

Members	Capital Contributions	Units	Percentage Interest
Dallas Growth Capital & Funding, LLC	$100,000	19,950	19.95%
ImpactX Partners, Inc.	$100,000	80,050	80.05%
Total:	$200,000	100,000	100%

DALDMS/925475

UNANIMOUS WRITTEN CONSENT IN LIEU OF
ORGANIZATIONAL MEETING OF MANAGERS OF
IMPACTX PARTNERS LLC
A LIMITED LIABILITY COMPANY

As of October 2, 2019

Pursuant to the provisions of Section 101.359 of the Texas Business Organizations Code, as amended (the "**TBOC**"), the undersigned being managers (the "**Managers**") of ImpactX Partners LLC, a Texas limited liability company (the "**Company**"), named in the Company's Certificate of Formation, having at least the minimum number of votes that would be necessary to take the action that is the subject of this written consent (the "**Consent**"), hereby waive notice of meeting; consent to the taking of each action set forth below as if an actual meeting of the Managers had been held as of the date first set forth above; and instruct a Manager of the Company to file this Consent in the minute book of the Company. Each of the following actions shall constitute and shall have the same force and effect as if such actions had been authorized and taken at a formal meeting of the Managers duly convened and held on the above date and as if all Managers entitled to vote had been present in person at such meeting and had voted. This Consent may be executed in multiple counterparts, each of which shall be deemed an original but all of which when taken together shall constitute one and the same instrument.

CERTIFICATE OF FORMATION

RESOLVED, that the acknowledgment of filing issued by the Secretary of State of Texas, and the certified copy of the Certificate of Formation filed on October 2, 2019, are accepted and approved in all respects; and the Manager is directed to place same in the Company record book.

COMPANY AGREEMENT

RESOLVED, that the form of the company agreement for regulating and managing Company affairs submitted to the undersigned is approved and adopted as the Company Agreement of the Company (the "**Company Agreement**").

RESOLVED, that the appropriate officer is directed to place the Company Agreement in the Company record book, and maintain a copy of the Company Agreement at the Company's principal office.

PRINCIPAL OFFICE

RESOLVED, that the Company's principal office be established and maintained at 1000 Rainbow Dr., Richardson, TX, 75081, and that meetings of the Managers from time to time may be held either at the Company's principal office or at such other place as the Managers may select.

MANAGERS

RESOLVED, that the undersigned, being the persons named as the Managers of the Company in the Certificate of Formation, do each hereby accept appointment as a Manager and each hereby agree to serve as a Manager of the Company until the first meeting of the members of the Company (the "**Members**") and until its successor(s) shall have been duly elected and qualified or until its earlier death, resignation, retirement, disqualification or removal.

OFFICERS

RESOLVED, that the following persons are hereby elected to serve as officers in the capacity listed:

ImpactX Partners LLC – Unanimous Written Consent – Organizational Meeting   Signature Page

Officer's Name	Title
Frank Santoni	President
Nathan Pinto	Vice President
Frank Santoni	Secretary
Nathan Pinto	Treasurer

COMPANY RECORD BOOK

RESOLVED, that the Company, through its appropriate officer, shall maintain and authenticate in the Company record book the appropriate business records, including but not limited to originals, copies or certified copies of the Company's Certificate of Formation, the Acknowledgment of Filing, the Company Agreement, the membership interest transfer ledger, minutes of the meetings and of other proceedings of the Members, Managers, and any committee established by the Managers; and

RESOLVED FURTHER, that the appropriate officer is to maintain in the Company record book records pertaining to the issuance and transfer of membership interest in the membership interest certificate stubs and membership interest transfer ledger respectively.

CONTRIBUTION AGREEMENT

RESOLVED, that the form submitted to the undersigned of the Contribution Agreement between the Company and ImpactX Partners, Inc. (the "**Transferor**"), whereby the Transferor will contribute (the "**Contribution**") all of its assets to the Company in exchange for 80,050 units of membership interest of the Company, is approved and adopted (the "**Company Agreement**").

EQUITY CAPITAL RAISE

RESOLVED, that the Company will authorize and sell up to 19,950 membership units ("**Units**") of the Company at a price of $5.01 per unit to qualified investors for an aggregate raise of up to $100,000 (the "**Capital Raise**").

RESOLVED, that in connection with the Capital Raise, the Company is contemplating such agreements, instruments and other ancillary documents as are necessary or appropriate in connection with the Capital Raise (collectively, the "**Investment Transaction Documents**").

RESOLVED, that the undersigned has determined the Capital Raise and the transactions contemplated thereby and the execution and delivery of all Investment Transaction Documents to be in the best interest of Company and therefore approves, adopts, and authorizes the Capital Raise and the Investment Transaction Documents and approves and authorizes the transactions contemplated thereby.

MEMBERSHIP INTEREST ISSUED

RESOLVED, that the Managers be, and hereby are, authorized to issue from time to time authorized membership interests of the Company for money paid, labor done, promissory note, or personal property or real estate or leases thereof actually acquired and upon such terms as the Managers in their discretion may determine; and

RESOLVED FURTHER, that an offer be issued to the following to purchase one hundred percent (100%) of the membership units of the Company in the proportion and for the consideration indicated opposite each name:

Member's Name	Member's Interest	Consideration
Dallas Growth Capital & Funding, LLC	19,950 Units	$100,000
ImpactX Partners, Inc.	80,050 Units	$100,000

RESOLVED, that the Managers are authorized to issue additional membership units to appropriately qualified purchasers in accordance with the Company Agreement.

COMMENCING BUSINESS

RESOLVED, that consideration has been received for the issuance of membership interest, and that the Company consequently is able to commence and transact business and to incur indebtedness.

ORGANIZATIONAL EXPENSES

RESOLVED, that the appropriate officer be and hereby is authorized to pay all charges and expenses incident to or arising out of the organization of and to reimburse any person who has made any disbursement therefor.

BANK ACCOUNT

RESOLVED, that the appropriate officer be and hereby is authorized to open a bank account on the Company's behalf with any banks the Manager deems appropriate.

LICENSES AND PERMITS

RESOLVED, that Company Managers are directed to obtain in the Company's name such other licenses and tax permits as may be required for the conduct of Company business by any federal, state, county, or municipal governmental statute, ordinance, or regulations, and are directed and authorized to do all things necessary or convenient to qualify to transact Company business in compliance with the laws and regulations of any appropriate federal, state, or municipal governmental authority.

OTHER STATES

RESOLVED, that for the purpose of authorizing the Company to do business in any state, territory or dependency of the United States or any foreign country in which it is necessary or expedient for the Company to transact business, the Manager is hereby authorized to appoint and substitute all necessary agents or attorneys for service of process, to designate and change the location of all necessary statutory offices and to make and file all necessary certificates, reports, powers of attorney and other instruments as may be required by the laws of such state, territory, dependency or country to authorize the Company to transact business therein.

FISCAL YEAR

RESOLVED, that the Company fiscal year shall begin on January 1, and end on December 31, subject to change by resolution, as appropriate, at the discretion of the Managers.

CARRY ON BUSINESS

RESOLVED, that the signing of these minutes shall constitute full consent, confirmation, ratification, adoption and approval of the holding of the above meeting, the actions hereby taken, the resolutions herein adopted and waiver of notice of the meeting by the signatories.

Frank Santoni
_____
Frank Santoni, Manager

Nathan Pinto
_____
Nathan Pinto, Manager